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                                                                    EXHIBIT 99.1



             CHARTERED APPOINTS PHILIP TAN TO ITS BOARD OF DIRECTORS



Chartered Semiconductor Manufacturing Ltd ("Chartered" or the "Company") wishes to announce the appointment of Mr. Philip Tan Yuen Fah as an independent Director of the Company and as the Chairman of its Audit Committee, effective October 1, 2003.

Mr. Tan holds a Bachelor of Accountancy from the University of Singapore and a Bachelor of Laws from the University of Wolverhampton, UK. He is a Certified Public Accountant and a member of the Accounting Standards Committee of the Institute of Certified Public Accountants of Singapore. He is also a Chartered Management Accountant of the Chartered Institute of Management Accountants of UK and a Fellow of CPA (Australia).

Mr. Tan is a veteran in the banking and financial industry. He retired in 2002 from Overseas Union Bank Ltd after a distinguished career, spanning over two decades.

The Board of Directors of Chartered welcomes Mr. Philip Tan onboard. Chartered is committed to the highest level of corporate governance and transparency and believes Mr. Tan's contributions will further strengthen its efforts in this area. He will also bring significant accounting, finance and banking experience to Chartered.

Mr. Tan replaces Mr. Koh Beng Seng, as Director and Audit Committee Chairman. Mr. Koh will be stepping down after serving a distinguished five-year term as a member of the Board of Directors. The Board of Directors of Chartered would like to thank Mr. Koh for his many contributions to the Board and the Audit Committee during his tenure.